SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2006
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Wacoal Holdings Corp.
Form 6-K

Consolidated Financial and Business Results for the First Nine Months of
the Fiscal Year Ending March 31, 2006
(U.S. Accounting Standards)
     On January 31, 2006, we announced our consolidated business results for the first nine months of the fiscal year ending March 31, 2006. Attached as Exhibit 1 hereto is an English translation of the release.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     The attached financial statements and accompanying information contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Forward-looking statements are contained in the section entitled “3. Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2006”, and elsewhere in the attached financial statements.
     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:
•	The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

•	The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

•	Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

•	Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

•	Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

•	Our ability to further develop our catalog and Internet sales capabilities;

•	The highly competitive nature of our business and the strength of our competitors;

•	Effects of seasonality on our business and performance;

•	Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

•	The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

•	Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

•	Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.
     The information contained in the section entitled “Item 3—Key Information—Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided in our annual report to be a complete set of all such factors.
     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Principal Accounting & Financial Officer

Date: January 31, 2006

EXHIBIT INDEX

Page

Exhibit 1 - Consolidated Financial and Business Results for the First Nine Months of the Fiscal Year Ending March 31, 2006	7

EXHIBIT 1
Consolidated Financial and Business Results for the First Nine Months of
the Fiscal Year Ending March 31, 2006
(U.S. Accounting Standards)

Consolidated Financial and Business Results for the First Nine Months of
the Fiscal Year Ending March 31, 2006
(U.S. Accounting Standards)
January 31, 2006

Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	Location of Principal Office: Kyoto
( URL: http://www.wacoal.co.jp/ )

Representative:	Position: Representative Director Name: Yoshikata Tsukamoto

For Inquiries:	Position: General Manger, Corporate Planning Name: Ikuo Otani Tel: (075) 682-1010
1.	Matters concerning preparation of the consolidated quarterly financial results

(1)	Application of simplified accounting methods: None

(2)	Changes in accounting methods from those used in the most recent fiscal year (consolidated): None

(3)	Changes in consolidation criteria or equity-method application: Yes, 1 new company (consolidated basis)

2.	First nine months of the fiscal year ending March 31, 2006: consolidated financial and business results

(1)	Consolidated Business Results
(Note) Amounts less than 1 million yen have been rounded.

	Sales		Operating Income			Pre-tax Net Income			Net Income

	Million Yen	%	Million Yen		%	Million Yen		%	Million Yen		%
Nine months ended December 31, 2005	126,331	2.0	3,626	(73.6)		5,457	(61.1)		4,248	(48.1)
Nine months ended December 31, 2004	123,902	(2.4)	13,718	51.3		14,045	41.0		8,188	29.6

(Reference) Year Ended March 31, 2005	160,968		11,766			12,079			6,790

	Net Income Per Share	Diluted Net Earnings Per Share

	Yen	Yen
Nine months ended December 31, 2005	29.51	—
Nine months ended December 31, 2004	56.88	—

(Reference) Year Ended March 31, 2005	47.17	—

(Note)	Percentages indicated under sales, operating income, etc. represent the increase/(decrease) compared to the first nine months of the fiscal year ended March 31, 2005.
[Qualitative Information Regarding Consolidated Business Results]
     For the third quarter of the current fiscal year, our autumn campaign products “Hip Walker”, a Wacoal brand product, and “Style Up Pants”, a Wing brand product, continued to show favorable sales from the second quarter of the fiscal year ending March 31, 2006. These products enhance mobility by stimulating the muscles, which results in shaping up of the buttocks. This is because they actually train the body, which goes beyond traditional body shape undergarments which control the body only when worn. We believe this revolutionary functionality has acquired support from many women.
     Furthermore, in addition to the social interest and initiatives taken in connection with “Warm Biz” (a general campaign in Japan for offices to turn down their thermostats during the winter and have employees wear one extra layer of clothing), a series of recent cold waves has also contributed to increased purchases of intimate undergarments. This season, we have focused on the large difference between the temperature inside heated office buildings and the outside temperature during the winter, and accordingly developed a product with the functionality to adjust the temperature under the clothing to a comfortable level in both environments. In addition to women who work in offices, we believe this product has captured a new group of consumers who have difficulty acclimating to the cold weather using only traditional thermal undergarments.
     However, despite these factors, overall sales of our core volume products, including brassieres, and our high value-added brand products by sales channel showed poor performance.
     In our direct marketing business department, the SPA (retail store) business has gained brand recognition and continues to produce steady results, with an increase in sales at existing shops combined with additional sales from newly opened shops. However, our Internet sales remain stagnant, and for this reason, we recognize the need for a significant reform in our policy regarding merchandising, media, etc.
     Our overseas business (excluding France, which is experiencing a downturn in consumption) showed favorable results, particularly at Wacoal America, Inc., which showed significant year-on-year growth.
     As a result of all these factors, sales for the third quarter of the current fiscal year was 126,331 million yen, a 2.0% increase from the same period of the previous fiscal year.
     Profit, however, has declined significantly compared to the same period of the prior fiscal year due to the effect on operating income of each of following events: the prior fiscal year gain from the return of the substitutional portion of our welfare pension fund (7.1 billion yen), special additional allowance and reemployment support expenses recorded in the fourth quarter of the current fiscal year (approximately 7.0 billion yen) in connection with employees who applied for our special voluntary retirement program which was conducted in November 2005, and a special allowance paid to retiring employees (approximately 0.6 billion yen) following the dissolution of our group subsidiary, Fukushima Wacoal Sewing Corp. as of the end of this fiscal year. However, the amount of gain from operating activities, excluding such temporary gains and losses, surpassed the gain recorded in the same period of the previous fiscal year, signaling regained profitability.
     We also recorded a gain of approximately 1.1 billion yen as other income for the third quarter of the current fiscal year due to the exchange of our shares in UFJ Holdings for shares of Mitsubishi UFJ Financial Group, the surviving entity in the merger of Mitsubishi Tokyo Financial Group and UFJ Financial Group.
     Based on the above, consolidated business results for the third quarter of the current fiscal year were as follows: operating income of 3,626 million yen (a decrease of 73.6% from the same period of the previous fiscal year), pretax net profit of 5,457 million yen (a decrease of 61.1% from the same period of the previous fiscal year); and net profit of 4,248 million yen (a decrease of 48.1% from the same period of the previous fiscal year).
(2)	Consolidated Financial Condition

		Total Shareholders'	Total Shareholders'	Shareholders'
	Total Assets	Equity	Equity Ratio	Equity Per Share

	Million Yen	Million Yen	%	Yen
Nine months ended December 31, 2005	245,307	185,761	75.7	1,290.71
Nine months ended December 31, 2004	227,458	176,866	77.8	1,228.66

(Reference) fiscal year Ended March 31, 2005	226,196	175,746	77.7	1,220.93

Consolidated Cash Flow Status

	Cash Flow from	Cash Flow provided	Cash Flow provided	Balance of Cash and
	(used in) Operating	by Investing	by (used in)	Cash Equivalents at
	Activities	Activities	Financing Activities	End of Period

	Million Yen	Million Yen	Million Yen	Million Yen
Nine months ended December 31, 2005	7,609	344	(4,564)	27,852

Nine months ended December 31, 2004	4,324	(4,867)	574	27,553

(Reference) fiscal year Ended March 31, 2005	2,045	(5,528)	296	24,195

Qualitative Information regarding Consolidated Financial Condition
Cash Flow Status
     Cash and cash equivalents as of the end of the third quarter of the current fiscal year were 27,852 million yen, an increase of 3,657 million yen from the end of the previous consolidated fiscal year.
Cash Flow Provided by Operating Activities
     Cash flow provided by operating activities was 7,609 million yen due to an increase in payables, together with a quarterly net income of 4,248 million yen. The increase in payables is due to the accrued payables of additional retirement-related charges as a result of the solicitation of employees willing to accept voluntary special early retirement.
Cash Flow Provided by Investing Activities
     Cash flow provided by investing activities was 344 million yen.
Cash Flow Used by Financing Activities
     Cash flow used by financing activities was 4,564 million yen due to the payment of cash dividends of 2,878 million yen and a decrease of 1.607 million yen in short-term bank loans of subsidiaries.

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2006

	Sales	Operating Income	Pre-tax Net Income	Net Income

	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal year ending March 31, 2006	164,000	200	1,600	1,400

*	Expected net income per share (fiscal year ending March 31, 2006) — 9.73 yen
[Qualitative Information regarding Forecast of Consolidated Business Results]
     At present, we have not amended our forecast of consolidated business results released on December 19, 2005 for the fiscal year ending March 31, 2006.
     With respect to the domestic intimate apparel business, our winter season items have been running short during January due to strong sales. Because of this trend in the apparel industry, most apparel companies have expedited their preparations for spring sales, and we will also make efforts in expanding sales mainly with our spring campaign products which was fully launched in mid-January.
     Overseas, the business continued to show strong growth, especially in the United States, because of sales of the popular integrated-shape brassiere, “i Bra”, its economic expansion and the favorable condition of its high-end market.
* The foregoing estimates were based on information available as of the date this data was released, and due to various factors arising in the future, actual results may differ from our estimates.

I-1. Summary of Consolidated Balance Sheets

	Three Quarters Ended	Previous Fiscal Year	Increase/	Three Quarters Ended
Accounts	December 31, 2005	Ended March 31, 2005	(Decrease)	December 31, 2004

(Assets)	Million Yen	Million Yen	Million Yen	Million Yen
I. Current assets:
Cash and bank deposits	11,388	7,173	4,215	8,450
Time deposits and certificate of deposit	16,464	17,022	(558)	19,103
Marketable securities	34,235	43,396	(9,161)	42,566
Receivables:
Notes receivable	1,075	677	398	1,466
Accounts receivable — trade	23,039	20,879	2,160	19,888

	24,114	21,556	2,558	21,354
Allowance for returns and doubtful receivables	(2,982)	(2,214)	(768)	(2,825)

	21,132	19,342	1,790	18,529
Inventories	26,665	26,785	(120)	26,973
Other current assets	8,910	6,582	2,328	10,173

Total current assets	118,794	120,300	(1,506)	125,794
II. Tangible fixed assets:
Land	21,183	21,382	(199)	21,203
Buildings and structures	60,891	56,719	4,172	56,187
Machinery and equipment	13,746	12,918	828	12,752
Construction in progress	243	634	(391)	1,092

	96,063	91,653	4,410	91,234
Accumulated depreciation	(41,443)	(39,827)	(1,616)	(39,827)

Net tangible fixed assets	54,620	51,826	2,794	51,407
III. Other assets:
Investments in affiliated companies	14,961	13,543	1,418	13,314
Investments	47,774	31,479	16,295	27,928
Lease deposits and others	9,158	9,048	110	9,015

Total other assets	71,893	54,070	17,823	50,257

Total Assets	245,307	226,196	19,111	227,458

(Note)	Increase/(decrease) indicates the difference between the third quarter of the fiscal year ending March 31, 2006 and the previous fiscal year ended March 31, 2005.

	Three Quarters Ended	Previous Fiscal Year	Increase/	Three Quarters Ended
Accounts	December 31, 2005	Ended March 31, 2005	(Decrease)	December 31, 2004

(Liabilities, minority interests and shareholders’ equity)	Million Yen	Million Yen	Million Yen	Million Yen
I. Current liabilities:
Short-term bank loans	5,176	6,752	(1,576)	6,832
Payables:
Notes payable	2,845	2,657	188	4,013
Accounts payable — trade	9,112	10,299	(1,187)	8,143

	11,957	12,956	(999)	12,156
Accounts payable	12,320	6,384	5,936	5,020
Accrued payroll and bonuses	4,665	6,580	(1,915)	4,943
Accrued corporate taxes, etc.	2,117	370	1,747	1,831
Long-term debt to be repaid within 1 year	52	60	(8)	271
Other current liabilities	3,425	1,868	1,557	3,942

Total current liabilities	39,712	34,970	4,742	34,995
II. Long-term liabilities:
Long-term debt	69	99	(30)	126
Reserves for retirement benefits	5,282	7,083	(1,801)	7,400
Other long-term liabilities	12,209	6,213	5,996	6,155

Total long-term liabilities	17,560	13,395	4,165	13,681
III. Minority interests	2,274	2,085	189	1,916
IV. Shareholders’ equity:
Common stock	13,260	13,260	—	13,260
Additional paid-in capital	25,242	25,242	—	25,242
Retained earnings	135,942	134,572	1,370	135,970
Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(2,028)	(3,820)	1,792	(3,201)
Unrealized gain/(loss) on securities	13,455	6,565	6,890	5,661
Treasury stock	(110)	(73)	(37)	(66)

Total shareholders’ equity	185,761	175,746	10,015	176,866

Total liabilities, minority interests and shareholders’ equity	245,307	226,196	19,111	227,458

(Note)	Increase/(decrease) indicates the difference between the third quarter of the fiscal year ending March 31, 2006 and the previous fiscal year ended March 31, 2005.

I-2. Summary of Consolidated Income Statements

	Three Quarters Ended		Three Quarters Ended		Increase/	Previous Fiscal Year
Accounts	December 31, 2005		December 31, 2004		Decrease	Ended March 31, 2005

	Million Yen	%	Million Yen	%	Million Yen	Million Yen	%
I. Sales	126,331	100.0	123,902	100.0	2,429	160,968	100.0
II. Operating expenses
Cost of sales	62,216	49.2	62,435	50.4	(219)	84,041	52.2
Selling, general and administrative
expenses	60,489	47.9	54,849	44.2	5,640	72,261	44.9
Profit before return of substitutional portion of employee pension fund	—		(7,100)	(5.7)	7,100	(7,100)	(4.4)

Total operating expenses	122,705	97.1	110,184	88.9	12,521	149,202	92.7

Operating income	3,626	2.9	13,718	11.1	(10,092)	11,766	7.3
III. Other income and (expenses):
Interest income	206	0.2	191	0.1	15	186	0.1
Interest expense	(46)	(0.0)	(59)	(0.1)	13	(79)	(0.0)
Dividend income	433	0.3	254	0.2	179	271	0.2
Gain on sale and exchange of investment securities	1,338	1.0	564	0.5	774	571	0.3
Valuation loss on investment in securities	(57)	(0.1)	(511)	(0.4)	454	(618)	(0.4)
Others, net	(43)	(0.0)	(112)	(0.1)	69	(18)	(0.0)

Total other income (expenses)	1,831	1.4	327	0.2	1,504	313	0.2

Income before income taxes, equity in net income of affiliated companies and minority interests	5,457	4.3	14,045	11.3	(8,588)	12,079	7.5

Income taxes	1,937	1.5	6,464	5.2	(4,527)	5,800	3.6

Income before equity in net income of affiliated companies and minority interests	3,520	2.8	7,581	6.1	(4,061)	6,279	3.9
Equity in net income of affiliated companies	903	0.7	769	0.6	134	871	0.5
Minority interests	(175)	(0.1)	(162)	(0.1)	(13)	(360)	(0.2)

Net income	4,248	3.4	8,188	6.6	(3,940)	6,790	4.2

Net income per share		29.51 yen		56.88 yen			47.17 yen

(Note)	1.	Increase/(decrease) indicates the difference between the third quarter of the fiscal year ending March 31, 2006 and the third quarter of the fiscal year ended March 31, 2005.

	2.	Applying Statement of Financial Accounting Standards No. 130: Reporting Comprehensive Income, the increase/decrease of capital accounts other than capital transactions (comprehensive income) for (1) the third quarter of the fiscal year ending March 31, 2006, (2) the third quarter of the fiscal year ended March 31, 2005, and (3) the fiscal year ended March 31, 2005 was an increase of 12,930 million yen, 8,283 million yen, and 7,170 million yen, respectively.

I-3. Summary of Consolidated Cash Flow Statements

	Nine Months Ended	Nine Months Ended	Previous Fiscal Year
Accounts	December 31, 2005	December 31, 2004	Ended March 31, 2005

	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	4,248	8,188	6,790
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	2,423	2,409	3,312
(2) Gain/loss on sale of fixed assets and impaired loss	400	31	133
(3) Profit before return of substitutional portion of employee pension fund	—	(7,100)	(7,100)
(4) Valuation loss on investment in securities	57	512	618
(5) Gain (loss) on sale and exchange of investment securities	(1,338)	(563)	(571)
(6) Equity in net income of affiliated companies (after dividend income)	(460)	(345)	(448)
(7) Changes in assets and liabilities
Increase in receivables	(1,616)	(1,016)	(1,350)
Decrease (increase) in inventories	509	(796)	(878)
Increase (decrease) in payables and accounts payable	5,613	(253)	1,198
Increase (decrease) in reserves for retirement benefits	(1,405)	1,508	1,193
(8) Others	(822)	1,749	(852)

Net cash flow from operating activities	7,609	4,324	2,045
II. Investing activities
1. Proceeds from sales and redemption of marketable securities	27,059	40,441	51,990
2. Acquisition of marketable securities	(17,753)	(38,662)	(51,111)
3. Proceeds from sales of fixed assets	131	125	340
4. Acquisition of tangible fixed assets	(5,830)	(3,630)	(5,418)
5. Proceeds from sale and redemption of investments	721	905	926
6. Acquisition of investments in affiliated companies	—	(15)	(16)
7. Acquisition of investments	(4,230)	(1,012)	(2,985)
8. Decrease (increase) in other assets	246	(3,019)	746

Net cash flow provided by (used in) investing activities	344	(4,867)	(5,528)
III. Financing activities
1. Net increase (decrease) in short-term bank loans	(1,607)	2,850	2,813
2. Proceeds from long term debt	43	79	45
3. Repayment of long-term debt	(85)	(180)	(380)
4. Purchase of treasury stock	(37)	(16)	(23)
5. Dividends paid in cash	(2,878)	(2,159)	(2,159)

Net cash flow provided by (used in) financing activities	(4,564)	574	296

IV. Effect of exchange rate on cash and cash equivalents	268	79	(61)

V. Increase (decrease) in cash and cash equivalents	3,657	110	(3,248)
VI. Initial balance of cash and cash equivalents	24,195	27,443	27,443

VII. Period end balance of cash and cash equivalents	27,852	27,553	24,195

Additional Information

Cash paid for:
Interest	45	59	85
Income taxes, etc.	1,582	5,033	5,395

II. Segment Information
(1)	Segment Information by Type of Business
Nine months ended December 31, 2005
(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated

Sales
(1) Sales to outside customers	116,107	10,224	126,331	—	126,331

(2) Internal sales among segments	—	3,068	3,068	(3,068)	—

Total	116,107	13,292	129,399	(3,068)	126,331

Total operating expenses	111,019	13,599	124,618	(1,913)	122,705

Operating income (loss)	5,088	(307)	4,781	(1,155)	3,626

Nine months ended December 31, 2004
(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated

Sales
(1) Sales to outside customers	113,685	10,217	123,902	—	123,902

(2) Internal sales among segments	—	2,974	2,974	(2,974)	—

Total	113,685	13,191	126,876	(2,974)	123,902

Total operating expenses	106,449	13,219	119,668	(9,484)	110,184

Operating income (loss)	7,236	(28)	7,208	6,510	13,718

(Note)	1.	Segment information is prepared based on the “Regulations Concerning Consolidated Interim Financial Statements”.

	2.	Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) others.

	3.	Core products of the respective businesses:

		Textile goods and related products: intimate apparel (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

		Others: mannequins, shop design and implementation, restaurant, culture, services, etc.
(2)	Segment Information by Location
Nine months ended December 31, 2005
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated

Sales
(1) Sales to outside customers	110,788	4,353	11,190	126,331	—	126,331

(2) Internal sales among segments	856	3,597	1	4,454	(4,454)	—

Total	111,644	7,950	11,191	130,785	(4,454)	126,331

Total operating expenses	108,991	7,459	9,554	126,004	(3,299)	122,705

Operating income (loss)	2,653	491	1,637	4,781	(1,155)	3,626

Nine months ended December 31, 2004
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated

Sales
(1) Sales to outside customers	110,121	3,974	9,807	123,902	—	123,902

(2) Internal sales among segments	722	3,129	—	3,851	(3,851)	—

Total	110,843	7,103	9,807	127,753	(3,851)	123,902

Total operating expenses	105,481	6,562	8,502	120,545	(10,361)	110,184

Operating income	5,362	541	1,305	7,208	6,510	13,718

(Note)	1.	Segment information is prepared based on the “Regulations Concerning Consolidated Interim Financial Statements”.

	2.	Major countries and areas included in the respective segments other than Japan:

		Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries
(3)	Overseas Sales
Nine months ended December 31, 2005
(Unit: Million Yen)

	Asia	Europe/U.S.	Total

I. Overseas sales	4,353	11,190	15,543

II. Consolidated sales			126,331

III. Ratio of overseas sales in consolidated sales	3.4%	8.9%	12.3%

Nine months ended December 31, 2004
(Unit: Million Yen)

	Asia	Europe/U.S.	Total

I. Overseas sales	3,974	9,807	13,781

II. Consolidated sales			123,902

III. Ratio of overseas sales in consolidated sales	3.2%	7.9%	11.1%

(Note)	1.	Segment information is prepared based on the “Regulations Concerning Consolidated Interim Financial Statements”.

	2.	Major countries and areas included in the respective segments other than Japan:

		Asia: various countries of East Asia and Southeast Asia

		Europe/U.S.: the U.S. and various European countries

III. Status of Production and Sales
(1) Production Results

Segment name by	Nine months		Nine months
type of business	Ended December 31, 2005		Ended December 31, 2004		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	51,007	100.0	52,426	100.0	(1,419)	(2.7)
(2) Sales Results

Segment name by	Nine months		Nine months
type of business	Ended December 31, 2005		Ended December 31, 2004		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products
Intimate apparel
Foundation and lingerie	93,260	73.8	90,081	72.7	3,179	3.5
Nightwear	8,389	6.7	8,540	6.9	(151)	(1.8)
Children’s underwear	1,779	1.4	1,821	1.5	(42)	(2.3)

Subtotal	103,428	81.9	100,442	81.1	2,986	3.0

Outerwear/Sportswear, etc.	7,053	5.6	7,420	6.0	(367)	(4.9)
Hosiery	2,037	1.6	1,900	1.5	137	7.2
Other textile goods and related products	3,589	2.8	3,923	3.2	(334)	(8.5)

Total	116,107	91.9	113,685	91.8	2,422	2.1

Others	10,224	8.1	10,217	8.2	7	0.1

Total	126,331	100.0	123,902	100.0	2,429	2.0

(Reference) Recent Trend of Quarterly Business Results
Fiscal Year ending March 31, 2006 (Consolidated)

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
			First Six Months	First Nine Months
		First Three Months	Ended	Ended	Fiscal Year Ending
		Ended June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
Sales	(million yen)	39,935	82,566	126,331
Operating income	(million yen)	3,187	6,294	3,626
Pre-tax net income	(million yen)	3,389	6,693	5,457
Net income	(million yen)	2,384	4,435	4,248
Net income per share	(yen)	16.56	30.81	29.51
Diluted net earnings per share	(yen)	—	—	—
Total assets	(million yen)	224,749	234,308	245,307
Total shareholders’ equity	(million yen)	175,971	182,358	185,761
Shareholders’ equity per share	(yen)	1,222.51	1,266.90	1,290.71
Cash flow from (used in) operating activities	(million yen)	1,008	2,490	7,609
Cash flow provided by (used in) investing activities	(million yen)	2,407	770	344
Cash flow provided by (used in) financing activities	(million yen)	(2,825)	(4,072)	(4,564)
Balance of cash and cash equivalents at end of period	(million yen)	24,839	23,531	27,852

Fiscal Year ended March 31, 2005 (Consolidated)

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
			First Six Months	First Nine Months
		First Three Months	Ended	Ended	Fiscal Year Ended
		Ended June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
Sales	(million yen)	41,316	83,242	123,902	160,968
Operating income	(million yen)	3,508	11,292	13,718	11,766
Pre-tax Net income	(million yen)	3,745	11,187	14,045	12,079
Net income	(million yen)	2,307	6,495	8,188	6,790
Net income per share	(yen)	16.03	45.12	56.88	47.17
Diluted net earnings per share	(yen)	—	—	—	—
Total assets	(million yen)	226,733	221,444	227,458	226,196
Total shareholders’ equity	(million yen)	171,657	173,661	176,866	175,746
Shareholders’ equity per share	(yen)	1,192.39	1,206.31	1,228.66	1,220.93
Cash flow from (used in) operating activities	(million yen)	(8)	1,317	4,324	2,045
Cash flow provided by (used in) investing activities	(million yen)	2,458	(1,516)	(4,867)	(5,528)
Cash flow provided by (used in) financing activities	(million yen)	804	(2,676)	574	296
Balance of cash and cash equivalents at end of period	(million yen)	30,672	24,599	27,553	24,195